Exhibit 99.1

Tricom Announces Board Appointment

SANTO DOMINGO, Dominican Republic, Aug. 25 — Tricom, S.A. (OTC: TRICY - News) announced today that Mr. Gerald L. Gitner has been appointed to the Company’s Board of Directors as an independent non-executive director. Mr. Gitner has had substantial experience as a director, having served on the boards of numerous public and private companies, as well as non- profit entities.

Mr. Gitner is Chairman of D. G. Associates, Inc. and a private investor. Mr. Gitner is presently the non-executive Chairman of Kitty Hawk, Inc., which operates an overnight express cargo network and an all-cargo airline headquartered in Dallas, TX. He served as Chairman of the Board of Trans World Airlines, Inc. from 1997 to 2002 and as its CEO from 1996 to 1999. His past experiences include the founding of an investment bank and serving as its chairman. He also co-founded and co-chaired a private leasing company, specializing in wide-bodied aircraft, from 1990 to 1997. Mr. Gitner is a past Vice Chairman of Pan American World Airways, Inc., and CEO of Pan American World Services, Inc. Mr. Gitner was President and co-founder of People Express Airlines, Inc., from 1980 to 1982. He also served as President and CEO of Atasco USA, a private aviation concern involved in commercial aircraft leasing and servicing.

Mr. Gitner was educated at Boston University, where he graduated cum laude and was elected to Phi Alpha Theta, the national history honor society. He is a founding member of the Board of Advisors of the Economics Department of Boston University and a member of the Dean’s Advisory Council for the College and Graduate School of Arts and Sciences at Boston University. He is a past member of Boston University’s Board of Trustees and a past member of the Chancellor’s Council at the University of Missouri-St. Louis. Mr. Gitner served as a member of the Board of Trustees of Rochester Institute of Technology and the American College of Management and Technology from 1999 to 2004.

Following Mr. Gitner’s appointment, the Company’s board of directors consists of the following twelve individuals: Ricardo Valdez Albizu, Thomas Canfield, Carlos Castillo, Hector Castro Noboa, Anibal de Castro, James Deane, Gerald Gitner, Arturo Pellerano, Rosangela Pellerano, Roberto Saladin, Adriano Tejada and Valeriano Valerio.

About Tricom

Tricom, S.A. is a full-service communications services provider in the Dominican Republic. The Company offer local, long-distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, the Company is one of the few Latin American-based long-distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through its subsidiary, TCN Dominicana, S.A., the Company is the largest cable television operator in the Dominican Republic, based on its number of subscribers and homes passed.

For more information about Tricom, please visit http://www.tricom.net .

For Further Information Contact:

Miguel Guerrero, Investor Relations

Ph (809) 476-4044 / 4012

E-mail:   investor.relations@tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.